SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             Strayer Education, Inc.
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    863236105
                                 (CUSIP NUMBER)

             Steven B. Klinsky                     With Copies to:
         New Mountain Partners, L.P.              Trevor S. Norwitz
         712 Fifth Avenue, 23rd Floor       Wachtell, Lipton, Rosen & Katz
          New York, New York 10019                 51 West 52nd St
               (212) 720-0300                     New York, NY 10019
                                                   (212) 403-1000


                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 16, 2001
                  (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                              (Page 1 of 13 Pages)

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Person
     New Mountain Partners, L.P.
     13-4099832
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     AF, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power          None
      Shares         -----------------------------------------------------------
    Beneficially     (8)  Shared Voting Power        8,175,000
      Owned by       -----------------------------------------------------------
       Each          (9)  Sole Dispositive Power     None
     Reporting       -----------------------------------------------------------
    Person With:     (10)  Shared Dispositive Power  7,175,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               8,175,000 shares
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
                        52.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person

       PN
--------------------------------------------------------------------------------

                               (Page 2 of 13 Pages)

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons
     New Mountain Investments, L.P.
     13-4099829
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     AF, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power          None
      Shares         -----------------------------------------------------------
    Beneficially     (8)  Shared Voting Power        8,175,000
      Owned by       -----------------------------------------------------------
       Each          (9)  Sole Dispositive Power     None
     Reporting       -----------------------------------------------------------
    Person With:     (10)  Shared Dispositive Power  7,175,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
             8,175,000 shares
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
                        52.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person

       PN
--------------------------------------------------------------------------------

                               (Page 3 of 13 Pages)

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons
     New Mountain GP, LLC
     13-4099827
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     AF, OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power          None
      Shares         -----------------------------------------------------------
    Beneficially     (8)  Shared Voting Power        8,175,000
      Owned by       -----------------------------------------------------------
       Each          (9)  Sole Dispositive Power     None
     Reporting       -----------------------------------------------------------
    Person With:     (10)  Shared Dispositive Power  7,175,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
             8,175,000 shares
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
                        52.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person

       OO
--------------------------------------------------------------------------------

                               (Page 4 of 13 Pages)

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons
     Steven B. Klinsky
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO, PF
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
     Number of       (7)  Sole Voting Power          None
      Shares         -----------------------------------------------------------
    Beneficially     (8)  Shared Voting Power        8,175,000
      Owned by       -----------------------------------------------------------
       Each          (9)  Sole Dispositive Power     None
     Reporting       -----------------------------------------------------------
    Person With:     (10)  Shared Dispositive Power  7,175,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
             8,175,000 shares
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
                        52.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person

       IN
--------------------------------------------------------------------------------

                               (Page 5 of 13 Pages)

ITEM 1.     SECURITY AND ISSUER

      This statement on Schedule 13D ("Statement") relates to the Common Stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1025 Fifteenth Street, N.W., Washington, D.C. 20005.

ITEM 2.     IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This Statement is jointly filed by New Mountain Partners, L.P., a Delaware limited partnership ("New Mountain"), New Mountain Investments, L.P., a Delaware limited partnership ("NMI"), New Mountain GP, LLC, a Delaware limited liability company ("NM") and Steven B. Klinsky (collectively, the "Reporting Persons").

      New Mountain was formed to seek long-term capital appreciation through direct private equity and equity-related investments. The address of the principal business and principal office of New Mountain is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

      NMI is the general partner of New Mountain, and is principally engaged in the business of serving as New Mountain's general partner. The address of the principal business and principal office of NMI is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

      NM is the general partner of NMI, and is principally engaged in the business of serving as NMI's general partner. The address of the principal business and principal office of NM is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

     Steven B. Klinsky is the sole member of NM. Mr. Klinsky is engaged principally in the business of serving as NM's sole member and as the Chief Executive Officer of New Mountain Capital LLC. New Mountain Capital LLC is the sole manager of, and is principally engaged in managing, New Mountain. Mr. Klinsky's principal business address and the principal business and principal office of New Mountain Capital LLC is 712 Fifth Avenue, 23rd Floor, New York, New York 10019. Mr. Klinsky is a citizen of the United States of America.

      (d) and (e). None of the Reporting Persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On March 16, 2001, as a condition of the transactions more fully described in Item 4, New Mountain and DB Capital Investors, L.P. ("DB Capital") were granted an irrevocable proxy dated March 16, 2001 from Ron K. Bailey and Beverly
W. Bailey, the Issuer's majority shareholders. The irrevocable proxy is included as Exhibit 10.1 to this Statement and is incorporated herein by reference.

      The irrevocable proxy gives shared voting power over all of the shares of Common Stock owned directly or indirectly by the Baileys (which, as of March 16, 2001, is 8,175,000 shares of


                              (Page 6 of 13 Pages)

Common Stock) (the "Shares") to New Mountain and DB Capital until the closing (the "Closing") as described in the Purchase Agreement, which is described below. The irrevocable proxy was granted pursuant to the Support and Option Agreement, dated as of November 28, 2000, by and among the Issuer, Ron K. Bailey, Beverly W. Bailey, New Mountain and DB Capital, which is included as
Exhibit 10.2 to this Statement and is incorporated herein by reference, and the Preferred Stock Purchase Agreement, dated as of November 28, 2000 (the "Purchase Agreement"), by and among the Issuer, New Mountain and DB Capital, which is included as Exhibit 2.1 to this Statement and is incorporated herein by reference, as a condition to the consummation of the transactions to be effected on the date of the escrow closing under the Purchase Agreement.

      In addition, pursuant to the Support and Option Agreement, New Mountain and DB Capital have shared dispositive power over 7,175,000 shares of Common Stock. This shared dispositive power results solely from the Baileys' obligation under the Support and Option Agreement to tender 7,175,000 shares in the Issuer's self-tender, as described below, upon the request of New Mountain and DB Capital.

      In either case, neither the irrevocable proxy nor the Support and Option Agreement give New Mountain and DB Capital ownership of the Shares.

      At the escrow closing, pursuant to the Purchase Agreement, New Mountain delivered $115 million into escrow, DB Capital delivered $35 million in escrow and the Issuer delivered $62.5 million into escrow. New Mountain obtained the funds required to consummate the escrow closing from capital contributions from its partners.

ITEM 4.     PURPOSE OF THE TRANSACTION

      New Mountain was granted the irrevocable proxy in connection with its investment in the Issuer. New Mountain and DB Capital are investing $150 million in the Issuer in return for the Issuer's Series A Preferred Stock, which is convertible into Common Stock. The Issuer has agreed to use this money and $62.5 million of cash on hand to effect a tender offer for up to 8,500,000 of the Issuer's shares at a price of $25.00 per share (the "Self-Tender"). The Self-Tender is conditioned on, among other things, the valid tender of 7,175,000 shares. Upon the request of New Mountain and DB Capital, Mr. and Mrs. Bailey have agreed to tender 7,175,000 in the Self-Tender, and the Baileys have also agreed to give New Mountain and DB Capital an option to purchase 1,000,000 of their shares at a price of $30.00 per share.

      New Mountain believes that this investment is an attractive business opportunity. In accordance with the terms of the Purchase Agreement, New Mountain has appointed four directors of the Issuer's twelve-member Board (including the Chairman), and has with DB Capital jointly appointed a fifth director. New Mountain expects to be involved in and to influence the management and the direction of the Issuer.

      The description of the Purchase Agreement, other related agreements, other related documents and the transactions contemplated thereby ("the Transaction") are not intended to be complete, and are qualified throughout by reference to such documents. In addition, the Transaction is described in the Proxy Statement of the Issuer dated February 14, 2001 relating to a Special Meeting of Stockholders, which has been filed with the Securities and Exchange Commission.


                              (Page 7 of 13 Pages)

      (a) Pursuant to the Purchase Agreement, New Mountain agreed to purchase from the Issuer up to 4,423,077 shares of Series A Preferred Stock for $115 million (with the ability to purchase fewer shares to the extent prior to the Closing a new purchaser of up to 1,346,154 shares of Series A Preferred Stock is found), and DB Capital agreed to purchase from the Issuer 1,346,154 shares of Series A Preferred Stock for $35 million. To effect the Transactions, after certain conditions were met (including shareholder approval of the issuance of the Series A Preferred Stock), the Issuer, New Mountain and DB Capital completed an escrow closing on March 16, 2001, whereby the Issuer delivered $62.5 million into escrow, New Mountain delivered $115 million into escrow and DB Capital delivered $35 million into escrow. Concurrent with the escrow closing, pursuant to the Stock and Option Agreement that was entered into as a condition of the execution of the Purchase Agreement, Mr. and Mrs. Bailey delivered an irrevocable proxy to vote 8,175,000 shares to New Mountain and DB Capital until the Closing. The Issuer has agreed to commence a Self-Tender after the escrow closing, and, upon the request of New Mountain and DB Capital, Mr. and Mrs. Bailey have agreed to tender 7,175,000 shares. Between the escrow closing and the Closing, New Mountain and DB Capital will be entitled to the rights set forth in the Articles Supplementary, the form of which is included as Exhibit
99.1 to this Statement and is incorporated herein by reference, including but not limited to board representation as described below and related rights set forth in the Articles Supplementary. Without limiting the foregoing, the Issuer shall not take any action that, if the Series A Preferred Stock had been issued, would require the approval of the holders of the Series A Preferred Stock without obtaining the prior written approval of New Mountain and DB Capital.

      Upon the completion of the Self-Tender, the issuance by the Department of Education of an approval notice and the satisfaction of certain other conditions, the funds in escrow will be released and used to pay for the tendered shares, and the shares of Series A Preferred Stock will be issued to New Mountain and DB Capital in their respective amounts. The terms of the Series A Preferred Stock will be governed by the Articles Supplementary. In addition, New Mountain and DB Capital are entitled to preemptive rights with respect to certain issuances of Common Stock issued after the Closing.

      The consummation of the Purchase Agreement is subject to conditions beyond New Mountain's control, such as the Department of Education issuing an approval notice to Strayer University. As of March 16, 2001, New Mountain has not acquired any shares of Series A Preferred Stock.

      In addition, effective as of the Closing, pursuant to the Support and Option Agreement, New Mountain will acquire from Mr. and Mrs. Bailey an option to purchase up to 767,000 shares of Common Stock (the "Option"), which can be exercised after the Closing and until the third anniversary of the Closing. As of March 16, 2001, New Mountain does not have the right to purchase these shares.

      (d) Pursuant to the Purchase Agreement, four directors of the Board resigned and the Board was expanded from nine to twelve directors. New Mountain then appointed four directors, DB Capital appointed one director, and New Mountain and DB Capital jointly appointed one director. Pursuant to the Purchase Agreement, Mr. Bailey retired from his position as Chief Executive Officer and President. Mr. Bailey was replaced by Robert S. Silberman, former President and Chief Operating Officer of CalEnergy Company, Inc., who was engaged by New Mountain to assist in effecting the Transactions and was recommended to the Board as a candidate for the Chief Executive Officer position. Also, the Board named Scott W. Steffey as Executive Vice President and Chief Operating Officer. The Articles Supplementary and the Shareholders' Agreement, dated as of March 16, 2001, by and among New Mountain and DB Capital, which is included as Exhibit
99.2 to this Statement and is


                              (Page 8 of 13 Pages)
incorporated herein by reference, govern the rights of New Mountain to nominate directors to the Board.

      (e) The Issuer has agreed to use up to $62.5 million of its cash on hand and the $150 million of the purchase price of the Series A Preferred Stock, both of which are held in escrow, to effect the Self-Tender. All of the stock tendered to the Issuer will be canceled and returned to the status of authorized but unissued stock. Assuming that the minimum number of 7,175,000 shares are tendered, after the Self-Tender, the amount of Common Stock outstanding will be reduced from 15,498,364 (the number of shares outstanding on February 28, 2001) to 8,323,264 shares. After the Closing, there will be authorized and outstanding 5,769,231 shares of Series A Preferred Stock.

      Pursuant to the Purchase Agreement, provided that the Issuer is current on its Series A Preferred Stock dividend payments, the directors elected by the holders of the Series A Preferred Stock will approve the declaration and payment of the Issuer's regular quarterly dividend upon the recommendation of the directors not elected by the holders of the Series A Preferred Stock.

      (g) Pursuant to the Purchase Agreement, the Board approved a charter amendment that, among other things, increased the authorized number of shares of preferred stock from 5 million to 8 million. The charter amendment was approved by the Issuer's shareholders on March 16, 2001 and will become effective immediately prior to the Closing. After the issuance of the shares of Series A Preferred Stock under the Purchase Agreement, there will be approximately 2.2 million shares of "blank check" preferred stock available for issuance.

      Although the charter amendment was not motivated by takeover concerns and is not considered by the Board to be an anti-takeover measure, the availability of additional authorized shares of preferred stock could enable the Board to make more difficult, discourage, or prevent an attempt by a person, group, or entity to obtain control of the Issuer by a merger, tender offer, proxy contest, or other means.

      Except as set forth in this Statement (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d). Depending upon prevailing economic and investment considerations and other factors that the Reporting Persons may deem relevant, the Reporting Persons may purchase or sell additional shares of Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions or otherwise, or engage in any other transaction they deem appropriate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Statement, the Reporting Persons may be deemed to beneficially own 8,175,000 shares of Common Stock. Assuming the number of shares outstanding on February 28, 2001, the Reporting Persons may be deemed to beneficially own approximately 52.8% of the outstanding Common Stock. The Reporting Persons and DB Capital have shared voting power to direct the vote of 8,175,000 shares. The Reporting Persons and DB Capital have shared power to direct the disposition of 7,175,000 shares. The Reporting Persons have the sole power to vote and sole power to direct the disposition of 0 shares and disclaim beneficial ownership of the shares covered by the irrevocable proxy.


                              (Page 9 of 13 Pages)

      (b) For purposes of Section 13 of the Act, NMI may be deemed to control New Mountain, NM may be deemed to control NMI and Mr. Klinsky may be deemed to control NM. Each of the Reporting Persons may thus be considered to beneficially own and to have shared voting with respect to all of the Common Stock held beneficially by New Mountain and shared dispositive power with respect to 7,175,000 shares.

      The Reporting Persons and DB Capital may be deemed to comprise a group for the purposes of the voting power under the irrevocable proxy as they have shared voting power to direct the vote of 8,175,000 shares and shared power to direct the disposition of 7,175,000 shares.

      DB Capital's principal business is to function as a merchant banking arm of Deutsche Bank AG. The address of the principal business and principal office of DB Capital is 130 Liberty Street, New York, New York 10006.

     (c) Except as set forth above, there have been no purchases or sales by any of the Reporting Persons of Common Stock during the last 60 days.

     (d) Mr. and Mrs. Bailey have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS

      The Shareholders' Agreement governs the rights of the holders of the shares of the Series A Preferred Stock, including Common Stock issuable upon conversion of the Series A Preferred Stock, purchased pursuant to the Purchase Agreement (the "Purchased Shares"). The Shareholders' Agreement includes restrictions on sales and transfers of the Purchased Shares, tag-along rights, drag-along rights, registration rights and governance rights. Under the Shareholders' Agreement, New Mountain will be entitled to nominate 2/3rds (rounded to the nearest whole number) of the directors entitled to be nominated by the holders of the Series A Preferred Stock, DB Capital will be entitled to appoint 1/6th (rounded to the nearest whole number, with 0.5 rounded up to 1) of the Series A Preferred Stock directors and, unless another purchaser joins the Purchase Agreement, New Mountain and DB will be entitled to mutually appoint 1/6th of the Series A Preferred Stock directors (rounded to the nearest whole number, with 0.5 rounded down to 0). The rights to appoint Series A Preferred Stock directors may be adjusted for conversions of the Series A Preferred Stock or the exercise of drag-along rights.

      Other than the Shareholder Agreement, Purchase Agreement, Support and Option Agreement and irrevocable proxy and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 3 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      2.1 Preferred Stock Purchase Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).


     10.1 Irrevocable Proxy from Ron K. Bailey and Beverly W. Bailey to New Mountain


                                       (Page 10 of 13 Pages)

          Partners, L.P. and DB Capital Investors, L.P., dated March 16, 2001 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Strayer Education, Inc. on March 16, 2001 (File No. 000-21039)).

     10.2 Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, New Mountain Partners, L.P. and DB Capital Investors, L.P (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

     99.1 Form of Articles Supplementary (incorporated by reference to Exhibit
          3.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

     99.2 Shareholders' Agreement, dated as of March 16, 2001, by and among New Mountain and DB Capital.



                              (Page 11 of 13 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  March 26, 2001

                                    NEW MOUNTAIN PARTNERS, L.P.

                                    By: New Mountain Investments, L.P., its
                                             general partner

                                    By: New Mountain GP, LLC, its
                                              general partner

                                    By:       /s/ Steven B. Klinsky
                                         ---------------------------------------
                                           Name:  Steven B. Klinsky
                                           Title:  Member


                                    NEW MOUNTAIN INVESTMENTS, L.P.

                                    By: New Mountain GP, LLC, its
                                              general partner

                                    By:       /s/ Steven B. Klinsky
                                         ---------------------------------------
                                           Name:  Steven B. Klinsky
                                           Title:  Member


                                    NEW MOUNTAIN GP, LLC

                                    By:       /s/ Steven B. Klinsky
                                         ---------------------------------------
                                           Name:  Steven B. Klinsky
                                           Title:  Member



                                              /s/ Steven B. Klinsky
                                         ---------------------------------------
                                           Name:  Steven B. Klinsky

                                INDEX TO EXHIBITS
                                -----------------

      2.1 Preferred Stock Purchase Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P. (incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).


     10.1 Irrevocable Proxy from Ron K. Bailey and Beverly W. Bailey to New Mountain Partners, L.P. and DB Capital Investors, L.P., dated March 16, 2001 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Strayer Education, Inc. on March 16, 2001 (File No. 000-21039)).

     10.2 Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, New Mountain Partners, L.P. and DB Capital Investors, L.P (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

     99.1 Form of Articles Supplementary (incorporated by reference to Exhibit
          3.01 to the Current Report on Form 8-K filed by Strayer Education, Inc. on December 8, 2000 (File No. 000-21039)).

     99.2 Shareholders' Agreement, dated as of March 16, 2001, by and among New Mountain and DB Capital.




                              (Page 13 of 13 Pages)